9329 Mariposa Road, Suite 210

Hesperia, California 92344

December 13, 2024

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporation Finance

Office of Energy & Transportation

Attention: Cheryl Brown

Daniel Morris

Re: 5E Advanced Materials, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed November 1, 2024

File No. 001-41279

To the addressees set forth above:

This letter sets forth the responses of 5E Advanced Materials, Inc. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 25, 2024 (the “Comment Letter”) with respect to the Company’s preliminary proxy statement on Schedule 14A filed with the Commission on November 1, 2024 (the “Preliminary Proxy”). Concurrently with the submission of this letter, we are filing an amendment to the Preliminary Proxy (“Amendment No. 1”) with the Commission through its EDGAR system.

For your convenience, we have reproduced the Staff’s comments exactly as set forth in the Comment Letter in bold and italics below, and set forth below each such comment is the Company’s response. Page numbers and captions referenced in the responses refer to Amendment No. 1, unless otherwise stated. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A

Proposal Seven
To Approve a Potential Future Private Offering, page 53

1.
We note your disclosure that the aggregate number of shares issued (or issuable) in future offerings will not exceed 40,000,000 shares of common stock. We also note that 68,883,030 shares of common stock are outstanding as of 10/28/24. Please revise to provide a more detailed discussion of the potential dilutive impact(s) that could occur if all 40,000,000 shares of common stock are issued in such private offering(s), including illustrative examples as appropriate.

Response

The Company respectfully acknowledges the Staff’s comment and, in response thereto, has revised its disclosure under the caption “Effect of Issuance of Securities” on page 53 of Amendment No. 1 to include a more detailed discussion of the potential dilutive impact if all 110,000,000 shares of common stock contemplated by Proposal Six (former Proposal Seven) were issued in future private offerings, including illustrative examples thereof.

Securities and Exchange Commission

December 13, 2024

2.
Please expand your discussion to provide further clarification of the reasons that you are seeking authorization of the potential future private issuance on the terms described, as well as the relevant timing concerns which would necessitate that the transaction occur within three months. Please also state affirmatively whether any further authorization of the securities issuance will be solicitated from shareholders prior to issuance. Refer to Item 11(c) of Schedule 14A.

Response

The Company respectfully acknowledges the Staff’s comment and, in response thereto, has revised its disclosure on page 52 of Amendment No. 1 to further clarify the reasons the Company is seeking authorization of potential future private issuances on the terms and within the timeline described therein, as well as to affirmatively state that the Company expects no further authorization in connection with any such securities issuance will be solicited from the Company’s stockholders prior to issuance, unless otherwise required by applicable law.

Additionally, the Company respectfully advises the Staff that Proposal Six (former Proposal Seven) is being presented in accordance with published guidance by the Nasdaq Stock Market (the “Nasdaq”), which permits a listed company to seek stockholder approval for a private placement where the listed company has not yet identified the investors or arrived at specific terms if the listed company discloses:

•
the maximum number of shares to be issued;
•
the maximum dollar amount of the issuance;
•
the maximum amount of discount to the market;
•
the purpose of the transaction; and
•
the time frame for completing the transaction, which Nasdaq generally requires to be within three months of the stockholder approval.

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Please direct any questions or comments regarding this correspondence to our counsel, Drew Capurro of Latham & Watkins LLP, at (714) 755-8008.

Sincerely,
/s/ Paul Weibel
Paul Weibel
Chief Executive Officer

cc: Drew Capurro, Latham & Watkins LLP